Filed pursuant to Rule 433
Registration Statement No. 333-129243
December 22, 2005
Relating to Preliminary Pricing Supplement No. 4
dated November 21, 2005

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – December 22, 2005

7.5% SPARQS due January 15, 2007
Mandatorily Exchangeable for Shares of Common Stock of GILEAD SCIENCES, INC.
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

Offering Price	:	$13.85 per SPARQS
Exchange Ratio	:	0.25 share of Gilead Stock per SPARQS
Yield to Call	:	20%
Interest Rate	:	7.5% per year
Interest Payment Dates	:	April 15, 2006, July 15, 2006, October 15, 2006 and the Maturity Date
Aggregate Principal Amount	:	$23,000,002.50
Trade Date	:	December 22, 2005
Settlement Date	:	December 30, 2005
Listing	:	AMEX
Ticker Symbol	:	GSY
CUSIP	:	61747Y675
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$0.2251 per SPARQS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.